COMCAST CORPORATION                                                 EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(dollars in millions)

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                                                 Three Months Ended March 31,                  Years Ended December 31,
                                                 ----------------------------      -----------------------------------------------
                                                  1999                  1998        1998       1997      1996      1995      1994
                                                 ------                ------      ------     ------    ------    ------    ------
Earnings (loss) before fixed charges(1):

Earnings (loss) from continuing operations
  before extraordinary items and
  cumulative effect of accounting changes        $101.8               ($69.0)     $1,007.7   ($182.9)    ($6.4)    $48.0    ($46.0)
Income tax expense (benefit)                       87.4                  6.4         594.0      70.4     109.0      91.3      (2.0)
Equity in net (income) loss  of affiliates         (1.1)               129.5         515.9     343.8     144.8      87.2      41.6
Fixed charges, less capitalized interest          111.2                120.4         466.7     458.9     448.4     450.0     254.8
                                               --------             --------      --------  --------  --------  --------  --------
                                                 $299.3               $187.3      $2,584.3    $690.2    $695.8    $676.5    $248.4
                                               ========             ========      ========  ========  ========  ========  ========

Fixed Charges (1):
Interest expense                                 $111.2               $120.4        $466.7    $458.9    $448.4    $450.0    $254.8
Capitalized interest                                  -                    -             -      18.0      32.1       6.4         -
                                               --------             --------      --------  --------  --------  --------  --------
                                                 $111.2               $120.4        $466.7    $476.9    $480.5    $456.4    $254.8
                                               ========             ========      ========  ========  ========  ========  ========

Preference Security Dividend                      $11.5                $10.9         $44.8     $22.8      $1.1         -         -
                                               --------             --------      --------  --------  --------  --------  --------

Combined fixed charges and                     --------             --------      --------  --------  --------  --------  --------
  preferred dividends                            $122.7               $131.3        $511.5    $499.7    $481.6    $456.4    $254.8
                                               ========             ========      ========  ========  ========  ========  ========

Ratio of earnings to fixed charges (2)             2.69                 1.56          5.54      1.45      1.45      1.48         -

Ratio of earnings to combined fixed charges
  and preferred dividends (2)                      2.44                 1.43          5.05      1.38      1.44      1.48         -



(1) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes, extraordinary items, cumulative effect of accounting changes, equity in net losses of affiliates and fixed charges. Fixed charges consist of interest expense and capitalized interest. Combined fixed charges and preferred stock dividends consist of fixed charges, as defined above, and the amount of pre-tax earnings required to pay the dividends on our preferred stock.

(2) Earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $6.4 million for the year ended December 31, 1994.
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